TRILOMA SECURITIES, LLC

201 North New York Avenue, Suite 250

Winter Park, FL 32789

VIA EDGAR

November 14, 2016

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          Triloma EIG Energy Income Fund

Registration Statement on Form N-2

SEC File Nos. 333-202743; 811-23040

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Triloma Securities, LLC, in its capacity as distributor of Triloma EIG Energy Income Fund (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, filed as a POS 8C (File Nos. 333-202743 and 811-23040) (“Registration Statement”), so that such Registration Statement may be declared effective at 4:00 p.m. on Monday, November 14, 2016, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

TRILOMA SECURITIES, LLC

By:	/s/ Nickolai Dolya
Name:	Nickolai Dolya
Title:	President